SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7630	E-MAIL ADDRESS lchen@stblaw.com

VIA EDGAR

October 26, 2012

Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Xueda Education Group

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

Response Dated September 7, 2012

File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

On behalf of our client, Xueda Education Group, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 3, 2012, with regard to the Company’s response to the Staff’s comment letter, dated July 27, 2012 (the “Prior Comments”), regarding the Company’s annual report on Form 20-F for the year ended December 31, 2011 that was filed on April 27, 2012 (the “Company’s 2011 Form 20-F”).

On behalf of the Company, we wish to thank you and the other members of the Staff for kindly granting an extension of the deadline for the Company’s response.

LEIMING CHEN PHILIP M.J. CULHANE DANIEL FERTIG CELIA LAM CHRIS LIN SINEAD O’SHEA JIN HYUK PARK YOUNGJIN SOHN KATHRYN KING SUDOL CHRISTOPHER WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

The Company hereby undertakes that it will file an amendment to the Company’s 2011 Form 20-F via EDGAR immediately after the Staff’s comments are resolved.  The Company also confirms that it understands its obligation to disclose to the public material information about the Company on a timely basis.

Set forth below are the Company’s response to each of the Staff’s comments contained in your October 3, 2012 letter.  For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.  In the response below, the Company makes references to (i) the Company’s 2011 Form 20-F, if no change to the original disclosure therein has been proposed to address a particular comment, and (ii) Proposed Amendment No. 1 to the Company’s 2011 Form 20-F, submitted to the Staff as Appendix A to the Company’s response letter dated September 7, 2012 (“Proposed Amendment No. 1”), if the Company believes that the disclosure proposed to be revised therein would address a particular comment.  The other terms used in this response letter but not otherwise defined have the meanings ascribed to them in the Company’s response letter dated September 7, 2012.

General

1.                                      Please describe to us the process to move cash from the WFOE to Xueda Education Group, including the following:

a.                                      Describe the process for issuing a cash dividend from the WFOE to Xueda Education Group;

The process for the WFOE to issue cash dividends is as follows:

(i)                                     As the WFOE is a company with a sole shareholder, China Xueda Corporation Limited (“Xueda Hong Kong”), the sole shareholder, needs to first make a decision on a dividend distribution.

(ii)                                  Once a dividend decision is made by Xueda Hong Kong, the executive director of the WFOE formulates the WFOE’s dividend distribution plan and submits the plan to Xueda Hong Kong for approval.

Dividends of a wholly foreign-owned enterprise, such as the WFOE, can only be distributed out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations and after making contributions to the mandatory reserve fund, as discussed in detail on page 23 (under the risk factor captioned “Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses”) and page 41 (in the

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first paragraph under the subsection captioned “Regulations on Dividend Distribution”) of the Company’s 2011 Form 20-F.

(iii)                             Xueda Hong Kong, the sole shareholder of the WFOE, reviews and approves such dividend distribution plan through a shareholder resolution.

(iv)                              Once the dividend distribution plan is approved by Xueda Hong Kong, the WFOE may freely convert its RMB into a foreign currency (e.g., U.S. dollar) for dividend distribution and remit the dividends, without any governmental approval, to Xueda Hong Kong outside of the PRC through a bank authorized by the SAFE to conduct foreign exchange businesses (a “designated foreign exchange bank”).  This is disclosed on pages 20 and 21 (under the risk factor captioned “Restrictions on currency exchange may limit our ability to receive and use our revenue effectively”) and page 41 (in the first paragraph under the subsection captioned “Regulations on Foreign Exchange”) of the Company’s 2011 Form 20-F.

Under the Circular on Issues Concerning Outward Remittance of Profits, Dividends and Bonuses Processed by Designated Foreign Exchange Banks (1998) issued by the SAFE, as amended, the WFOE needs to present the following documents to the designated foreign exchange bank for the remittance of dividends outside of the PRC: (a) the WFOE’s tax payment certificate, tax returns and documents evidencing the WFOE’s preferential tax treatments, each as issued by local tax authorities; (b) the WFOE’s audit report for the year of the dividend distribution; (c) the shareholder resolution adopted by Xueda Hong Kong approving the dividend distribution as discussed in step (iii) above); (d) the WFOE’s Foreign Exchange Registration Certificate; (e) the WFOE’s capital verification report; and (f) other documents that may be required by the SAFE, including the tax clearance letter issued by the local tax authorities regarding the payment of withholding tax for the dividend distribution.

There are certain tax considerations (including withholding tax as discussed above) that concern the dividend distribution by the WFOE to Xueda Hong Kong, as discussed in detail on page 19 of the Company’s 2011 Form 20-F (under the risk factor captioned “There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits”).

(v)                                 Once the cash dividends (now in a foreign currency, such as U.S. dollar, as converted in the manner discussed above) are remitted by the WFOE to Xueda Hong Kong, such dividends are no longer subject to PRC laws and regulations.  Xueda Hong Kong is free, upon approval by its board of

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directors, to distribute such funds as dividends to its sole shareholder, the Company.  Dividend distribution by a Hong Kong company, such as Xueda Hong Kong, to its shareholders does not require any governmental approval in Hong Kong.

b.                                      Describe whether that process requires regulatory and/or SAFE approval, and if so, a description of the factors that go into such an approval;

As long as the WFOE has accumulated after-tax profits, made the required contributions to the mandatory reserve fund as discussed in the Company’s response to comment 1(e) below, met the requirements as discussed in the Company’s response to comment 1(f) below and presented the required documents to the designated foreign exchange bank as discussed in the Company’s response to comment 1(a)(iv) above — none of which is subject to any governmental authority’s approval or verification —  the WFOE does not need to obtain any regulatory or SAFE approval for (i) the adoption of a cash dividend distribution plan, (ii) the conversion of RMB into a foreign currency for dividend distribution, or (iii) the remittance of the cash dividend to its sole shareholder outside of the PRC.

c.                                       Explain whether the WFOE has issued a dividend in the past, and if not, the reasons why;

As disclosed on page 19 (under the risk factor captioned “There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits”) and pages 20 and 21 (under the risk factor captioned “Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses”) of the Company’s 2011 Form 20-F, the WFOE has never declared or issued any dividend in the past.  This reflects a decision made by the WFOE and the Company that the WFOE’s accumulated earnings would be reinvested to expand the WFOE’s business operations and to meet the anticipated increasing demand for private tutoring services in China.  In addition, the Company has been holding sufficient cash (excluding the cash held by the WFOE) for its own anticipated cash needs.  Therefore, even though the WFOE would have sufficient earnings to distribute dividends, the Company has never requested (through Xueda Hong Kong) the WFOE to make any dividend distribution.

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d.                                      Describe your policy related to dividends being issued from the WFOE;

As discussed above and disclosed on page F-34 (in Note 10) of the Company’s 2011 Form 20-F, the Company and the WFOE have decided to use the WFOE’s accumulated earnings to expand the WFOE’s business and to meet the anticipated increasing demand for private tutoring services in China.  The Company does not have any current plan for the WFOE to distribute any dividends in the near future.

e.                                   We understand there are restrictions on statutory reserves that impact ability to dividend. Describe those requirements and whether the WFOE has met the requirements to execute a cash dividend;

As disclosed on pages 41 and 42 of Proposed Amendment No. 1 (in the subsection captioned “Regulations on Dividend Distribution”) and as discussed in the Company’s response to comment 1(a) above, the WFOE’s ability to distribute dividends is subject to certain restrictions.

Under the PRC Wholly Foreign-Owned Enterprise Law (1986), as amended, and the Implementing Rules of the Wholly Foreign-Owned Enterprise Law (1990), as amended, a wholly foreign-owned enterprise, such as the WFOE,

(a)                                  may distribute dividends only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations; and

(b)                                 is required to contribute at least 10% of its annual after-tax profits, if any, determined in accordance with PRC accounting standards, to its general reserves fund, until the cumulative amount in the reserve fund reaches 50% of such enterprise’s registered capital.

The above mandatory reserve fund can only be used for the specified purposes and cannot be transferred to the wholly foreign-owned enterprise’s shareholders in the form of loans, advances, dividends or otherwise.

The WFOE has met the above requirements, and therefore may distribute dividends if Xueda Hong Kong (as the sole shareholder of WFOE) so decides.

f.                                         Tell us whether there any barriers other than the statutory reserves to executing a cash dividend;

The only potential barriers for the WFOE to distribute dividends other than the mandatory reserve fund as discussed in the Company’s response to comment 1(e) above would be the following: (i) Article 5 of the Circular on Issues Concerning Outward Remittance of Profits, Dividends and Bonuses Processed by Designated

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Foreign Exchange Banks (1998), as amended, provides that a foreign-invested enterprise is prohibited from remitting any dividends abroad until the registered capital is paid in as required by the entity’s articles of association; and (ii) Article 58 of the Implementing Rules of the Wholly Foreign-Owned Enterprise Law (1990), as amended, provides that a foreign-invested enterprise may not distribute dividends before its cumulative losses from prior fiscal years are made up.

As the WFOE’s registered capital has been contributed in accordance with relevant PRC laws and regulations as well as the WFOE’s articles of association, and the WFOE’s cumulative losses in prior years have all been made up, the above restrictions do not apply to the WFOE.  Neither the Company nor its PRC counsel is aware of any other barriers to executing a cash dividend by the WFOE.

g.                                      Tell us other ways outside of a dividend, and potential barriers for those other ways, that the WFOE could transfer value to Xueda Education Group.

The Company is aware of only two other possible approaches that the WFOE could transfer value (in the broad sense of this term) to the Company: (i) through one or more service agreements between the WFOE and one or more of the Company’s overseas subsidiaries under which the Company’s overseas subsidiaries provide services to and receive service fees from the WFOE; or (ii) through the distribution of residual properties, if any, to Xueda Hong Kong (as the WFOE’s sole shareholder) upon the WFOE’s dissolution — Xueda Hong Kong could then distribute the properties it has received from the WFOE to the Company without any barrier.

In the first approach, the service arrangements, as transactions between related parties, may be subject to the PRC tax authorities’ scrutiny, potentially resulting in a significant increase to the WFOE’s tax liabilities.  In addition, the service fees the Company receives from the WFOE under such service arrangements would be subject to business tax or value-added tax and enterprise income tax in China.  These tax implications may constitute significant barriers to the proposed value transfer.

In the second approach, the dissolution of the WFOE (except as a result of the expiration of the WFOE’s business term) would need approval, as a matter of formality and without substantive review, by the commerce authorities that approved the establishment of the WFOE.  To obtain such approval, the WFOE would need to provide certain required documents to the commerce authorities.  As the Company relies on the WFOE (through the WFOE’s contractual arrangements with the VIE and the VIE’s shareholders) for its business operations,

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a dissolution of the WFOE would cause the termination of the Company’s business, making this approach not viable.

2.                                      Please tell us how the board of directors was appointed of Xueda Education Group and how members of the board can be terminated and appointed, and how the officers of Xueda Education Group are hired, fired, and compensated. Please tell us whether the board votes on termination of a board member and whether the board member subject to that vote is entitled to vote.

Appointment and Removal of the Company’s Directors

The Company appoints its directors in accordance with its articles of association, as amended and restated from time to time.  The Company’s board of directors (the “Board”), up to the time of the Company’s initial public offering and listing of its American depositary shares on the New York Stock Exchange in early November 2010, was duly elected by the Company’s shareholders under the Company’s then effective articles of association.  Since then, two directors (namely, Gongquan Wang and Jun Wang) have resigned, and the vacancies resulted from their resignations were filled with another two individuals (namely, William Hsu and Cheung Kin Au-Yueng) by the affirmative vote of the Board in accordance with Article 82(d) of the Company’s currently effective third amended and restated articles of association (the “Current Articles of Association”).  Currently, the Board consists of eight directors: three are independent directors (as discussed on pages 72 and 73 of the Company’s 2011 Form 20-F under “Item 6.A. Directors and Senior Management”), two are representatives of the Company’s principal shareholders (namely, William Hsu, representing the investor that controls CDH Xueda Limited, and Cheung Lun Julian Cheng, representing the investor that controls WP X Investments IV Ltd.), and the remaining three (namely, Rubin Li, Xin Jin and Jinbo Yao) are the Company’s founders (and shareholders) who have served as the Company’s directors since before the Company’s initial public offering.

The Board does not have the power to remove a director under the Company’s Current Articles of Association.  A director can only be removed by the Company’s shareholders.  Under Article 83 of the Company’s Current Articles of Association, a director may be removed from office with or without cause by a simple majority of the Company’s shareholders voting at a general meeting.  The director to be removed is entitled to attend the general meeting convened to remove him or her and be heard on the motion for his or her removal.  If the subject director is also a shareholder, he or she is entitled to vote on the matter at the general meeting.

In order for the shareholders to remove a director, a general meeting needs to be called. Under the Company’s Current Articles of Association, a general meeting may be called in two scenarios:

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(i)                                     By the Company’s Board, which requires resolutions adopted by a simple majority of the directors present at a Board meeting with a quorum present (i.e., a majority of the directors) that call a general meeting and propose the matters for approval by the shareholders (such as the removal of any director) — as the Company currently has eight directors, such resolutions can be adopted by a minimum of three directors at a Board meeting attended by five directors.

(ii)                                  Through a shareholder requisition (i.e., any one or more shareholders holding no less than 10% of the Company’s issued and outstanding shares may request the Board to call a general meeting to approve the matters proposed by such shareholders).  If the Board fails to convene a general meeting within 21 days of the requisition, the requisitioning shareholders (or any of them representing more than one-half of the total voting rights of all the requisitioning shareholders) may send a seven-day prior meeting notice to all shareholders of the Company and convene a general meeting within three months after the expiration of the above-mentioned 21-day period to review proposals made by the requisitioning shareholders, including but not limited to, proposals on removing any of the directors.

The Company believes that these provisions under its Current Articles of Associations provide two mechanisms for the directors and shareholders who hold a substantial stake in the Company to call a general meeting to remove directors from office. At a general meeting called in either way discussed above and attended by holders of at least one-third of the Company’s then issued and outstanding shares in person or by proxy, the shareholders present at the meeting in person or by proxy can, by a simple majority vote, approve the removal of any director as proposed by the Board or the requisitioning shareholders, as the case may be.  To date, the Company’s shareholders have not removed any of its directors.

Appointment, Removal and Compensation of the Company’s Officers

The Company’s officers may be appointed in two ways:

First, under Article 91 of the Company’s Current Articles of Association, the Board has the right to appoint officers of the Company as the Board may think necessary for the administration of the Company.  In connection with this power granted to the Board, Article 118(a) of the Company’s Current Articles of Association further provides that, the appointment of either of the Company’s chief executive officer or chief financial officer requires the approval of a supermajority of at least two-thirds of the vote of all directors.  The other Board-appointed officers of the Company, if any, are to be appointed with the approval of a simple majority of all directors. All Board-appointed officers are to be removed by the Board with the same vote as required for their appointment.  A director to be appointed as an officer is required to declare his or her interest and participate in the directors’ vote on his or her appointment.  The Company’s incumbent chief executive officer and chief financial officer were both appointed by the Board in this manner.  The compensation of all Board-appointed officers is determined by a simple majority vote of the Board.

Second, officers may also be appointed and removed by the Company’s management team, led by the chief executive officer, if they are not Board-appointed.  The compensation of such other officers is also determined by the Company’s management team.

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3.                                      Please identify for us the officers of the WFOE and the VIE and tell us how they can be removed or replaced.

Officers of the WFOE

The officers of the WFOE are: Xin Jin (President), Junfeng Gao (Vice President, who is also the WFOE’s principal accounting officer), Wei Zhang (Vice President), Wenbin Xu (Senior Director, Service Management), Jun Li (Senior Director, Consulting Management), Haodong Yan (General Manager, Elite Class Division), Hui Jin (Senior Director, Human Resources), Hong Zheng (Senior Director, Development and Construction), Zhe Li (Senior Director, Marketing), Yao Chen (Senior Director, Administration; Senior Director, Government Relations), Di Zhang (Assistant to President; Board Secretary), Huibin Qi (Senior Director, Technology) and Jianxin Miao (Senior Consultant to President).

Under the WFOE’s articles of association, the president of the WFOE is appointed and removed by the WFOE’s sole executive director (namely, William Hsu, who is also a director of the Company but not a shareholder or director of the VIE); the WFOE’s vice presidents and principal accounting officer are appointed and removed by the WFOE’s sole executive director on the basis of the president’s recommendation; the other officers of the WFOE are appointed and removed by the WFOE’s president.

The WFOE’s sole executive director is appointed and removed through a resolution by the WFOE’s sole shareholder, Xueda Hong Kong, which is a wholly-owned subsidiary of the Company and controlled by the Company’s Board.

Officers of the VIE

The officers of the VIE are: Rubin Li (President), and all of the officers of the WFOE as discussed above (except Xin Jin) are also officers of the VIE holding the same positions.  Under the VIE’s articles of association, the president of the VIE is appointed and removed by the VIE’s board of directors (consisting of Rubin Li, Xin Jin, Jinbo Yao, Junhong Piao and Yafei Wang) by a simple majority vote of the directors; the VIE’s vice presidents and chief accounting officer are appointed and removed by the VIE’s board of directors by a simple majority vote of the directors on the basis of the president’s recommendation; the other officers of the VIE are appointed and removed by the VIE’s president.

The Company notes that, as discussed on page 49 of Proposed Amendment No. 1 (in the subsection captioned “Powers of Attorney”) and in the Company’s response to Prior Comments 33 and 38(d), the VIE’s shareholders have granted, under the Powers of Attorney, to the WFOE the power to nominate and appoint the chairperson of the board of directors, directors and executive directors of the VIE.  With this power to appoint and remove the VIE’s board of directors (the process of which is discussed in greater detail in

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the Company’s response to comment 4 below), the WFOE has effective control over the appointment and removal of the president and all of the other officers of the VIE. All powers granted by the VIE’s shareholders under the Powers of Attorney to the WFOE are to be exercised by its sole executive director acting as its legal representative, who, as discussed above, is controlled by the Company’s Board (through its control over Xueda Hong Kong).

4.                                      Please tell us how the VIE board of directors was appointed and how the directors can be removed or appointed and how decisions are made.

According to the VIE’s articles of association, the VIE’s directors are appointed and removed by the VIE’s shareholders.  The incumbent directors of the VIE were all appointed by the VIE’s shareholders before the contractual arrangements with the WFOE were formed.

The Company notes that, as discussed on page 49 of Proposed Amendment No. 1 (in the subsection captioned “Powers of Attorney”) and in the Company’s response to Prior Comments 33 and 38(d), the VIE’s shareholders have granted, under the Powers of Attorney, to the WFOE (to be exercised by its sole executive director acting as its legal representative as discussed in the Company’s response to comment 3 above) the power to exercise all of the VIE’s shareholders rights with respect to their equity interest in the VIE, including but not limited to nominating and appointing the VIE’s chairperson of the board of directors, directors and executive directors.  With this power, the WFOE’s sole executive director may decide to convene general meetings for the VIE and adopt shareholders’ resolutions to appoint or remove any of the VIE’s directors on behalf of all the VIE’s shareholders.

5.                                      Please tell us whether there are any relationships between the equity holders of Xueda Education Group and/or the equity holders of the VIE. We would like to understand whether certain shareholders may, in substance or contractually, control another shareholder’s vote.

As disclosed on page 14 of Proposed Amendment No. 1 (under the risk factor captioned “Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition”), certain shareholders of the VIE, namely Xin Jin, Rubin Li, Jinbo Yao, Qiang Deng, Yafei Wang, Chaoming Chai and CDH Xueda Limited (through Junhong Piao, its designated holder) are also beneficial owners of the Company.

The table below sets forth the beneficial ownership or equity interest each of the Company’s principal shareholders holds in the Company and the VIE, respectively, as of December 31, 2011.

Name	Beneficial Ownership in the Company (%)	Equity Interest in the VIE (%)
Xin Jin	20.5	27.0
Rubin Li	15.6	23.5
Jinbo Yao	10.0	15.7
Qiang Deng	*	2.1
Yafei Wang	2.7	3.5
Chaoming Chai	*	2.3
CDH Xueda Limited	16.4	20.0
WP X Investments IV Ltd.	11.1	—
Total	76.9	94.1

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*     Beneficial ownership less than 1%.

The Company is not aware of any relationship or arrangement between or among any of the above parties that would enable any of them to control, in substance or contractually, any other party’s vote in the Company or in the VIE.

6.                                      Please tell us who has control based on the accounting model that would apply, such as the voting interest entity or variable interest entity, over Xueda Education Technology Co., Ltd, Beijing Century Hui Ce Investment Consultancy Co., Ltd and CDH Xueda Education Limited. In addition, identify for us the officers of these companies and the process by which those in power may be removed or reappointed.

Xueda Education Technology Co., Ltd.

As disclosed on pages 29 and 30 of the Company’s 2011 Form 20-F (under “Item 4.A. History and Development of the Company”), Xueda Education Technology Co, Ltd. (“Xueda Technology”) was established prior to the incorporation of the Company. Since the establishment of the VIE in 2009, the business, assets, liabilities and personnel of Xueda Technology have been completely transferred to and assumed by the VIE. As disclosed on page F-11 of the Company’s 2011 Form 20-F (under “History of the Group and corporate reorganization” in Note 1), the restructuring was carried out between Xueda Technology and the VIE, which were ultimately owned by identical beneficial shareholders as of then.  Therefore, the Company accounted for the restructuring as a recapitalization with no change in the basis of the assets and liabilities transferred from Xueda Technology, and the consolidated financial statements of the Company for the period prior to its incorporation comprised those of Xueda Technology as if the Company had always possessed the assets, liabilities and business transferred from Xueda Technology.

Xueda Technology is not consolidated in the Company’s financial statements, nor is it controlled by the Company.  The Company has had no equity interest or variable interest in Xueda Technology.  To the Company’s knowledge, (i) Xueda Technology continues to be owned by the same shareholders as before the restructuring (namely, Rubin Li, Xin Jin, Jinbo Yao, Changyong Zhu, Qiang Deng, Beijing Century Hui Ce Investment Consultancy Co., Ltd and CDH Xueda Education Limited, as disclosed on page F-10 of the Company’s 2011 Form 20-F under the subsection captioned “History of the Group and corporate reorganization”), (ii) it has no active business operations, and (iii) it does not have any officers.

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Beijing Century Hui Ce Investment Consultancy Co., Ltd and CDH Xueda Education Limited

As disclosed on page 29 of Proposed Amendment No. 1 (under “Item 4.A. History and Development of the Company”) and on page F-41 (in Note 15, “Convertible Redeemable Preferred Shares”) of the Company’s 2011 Form 20-F, Beijing Century Hui Ce Investment Consultancy Co., Ltd and CDH Xueda Education Limited were two of the shareholders of its prior operating entity (i.e., Xueda Technology), and CDH Xueda Education Limited’s beneficial owner (i.e., CDH Xueda Limited, as disclosed on page F-41 of the Company’s 2011 Form 20-F in Note 15) is one of the Company’s existing shareholders.

The Company has had no equity interest or variable interest in, or any control over, any of these entities, nor does the Company consolidate any of these entities or have any information on the identities of their officers or the process by which those in power of these entities may be removed or reappointed.

7.                                      Please describe Rubin Li and Xin Jin’s involvement in the purpose and design of the VIE as it was formed, as well as how they can be removed as officers and board members of Xueda Education Group, the WFOE and/or the VIE.

Rubin Li and Xin Jin were founders and primary owners of the Company’s business which adopted the name of Xueda Technology in 2007.  Xueda Technology was the Company’s primary operating entity until the restructuring in 2009 and 2010.  As disclosed in detail on pages 29 and 30 of Proposed Amendment No. 1 (under “Item 4.A. History and Development of the Company”) and in the Company’s response to Prior Comment 31, the purposes of the restructuring were to address and preempt certain compliance issues that arose from Xueda Technology’s status as a foreign-invested enterprise.  As a result of the restructuring, the VIE (a PRC domestic company) was established to conduct the Company’s private tutoring business.  Rubin Li and Xin Jin led the restructuring and subsequently became two of the shareholders of the VIE.

Currently, Rubin Li is (i) chairman of the board of directors and president of the VIE and (ii) chairman of the Company’s Board.  Rubin Li does not serve as a director or an officer of the WFOE, nor does he serve as an officer of the Company.  Xin Jin is (i) a director of the VIE, (ii) president of the WFOE and (iii) a director and the chief executive officer of the Company.  Xin Jin does not serve as an officer of the VIE, nor does he serve as a director of the WFOE.

For the process on how Rubin Li and Xin Jin can be removed as a director and/or officer of the VIE, the Company refers to its response to comments 3 and 4 above.  As discussed there, they can be removed by the WFOE’s sole executive director (who is controlled by the Company’s Board).

For the process on how Xin Jin can be removed as an officer of the WFOE, the Company refers to its response to comment 3 above.  As discussed there, he can be removed as president of the WFOE by the WFOE’s sole executive director (who is controlled by the Company’s Board).

For the process on how they can be removed as a director and/or officer of the Company, the Company refers to its response to comment 2 above. As discussed there, Rubin Li (as chairman of the Company’s Board) and Xin Jin (as a director) can be removed by simple majority vote of the shareholders at a general meeting that can be called either by the Board or holders of at least 10 % of the Company’s issued and outstanding shares.  Xin Jin, as the Company’s chief executive officer, can be removed with a supermajority of at least two-thirds of the vote of the eight-member Board.

In each of the above scenarios, the Company’s Board has the power to remove Rubin Li and Xin Jin from each of their positions held in the Company, the WFOE or the VIE.

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8.                                      Please tell us whether there are relationships that Rubin Lin or Xin Jin have with vendors, employees, and/or the government or others that would significantly impact the VIE operations if one or both of them were not involved. Please tell us whether there is a suitable replacement for these individuals.

As disclosed on pages 31 (in the subsection captioned “Overview”) and 35 (in the subsection captioned “Our Service Network”) of the Company’s 2011 Form 20-F, the Company had a total of 295 learning centers located in 63 cities in 28 provinces in China as of December 31, 2011.  Due to the large number and geographic dispersion of the Company’s learning centers and the nature of the Company’s business, there have not been any individual or small groups of vendors, employees or government contacts that are significant to the VIE’s business operations as a whole.  In addition, none of Rubin Li, Xin Jin or any other officers of the Company or the VIE controls or maintains relationships with any individual or small groups of vendors, employees or government contacts the termination of which would significantly impact the VIE’s operations if any or all of Rubin Li, Xin Jin or other officers of the Company or the VIE were no longer involved in the VIE’s business.  Therefore, the termination or removal of Rubin Li, Xin Jin or any other officers of the VIE would not result in any significant adverse impact on the VIE’s relationships with its vendors, employees or government authorities.  For the same reason, if Rubin Li, Xin Jin or any other officers of the VIE, individually or collectively, were no longer involved in the VIE’s operations, the Company would not have any significant difficulty in finding suitable replacements for these individuals for the purpose of maintaining relationships with the VIE’s vendors, employees or government contacts.

As disclosed on page 5 of Proposed Amendment No. 1 (under the risk factor captioned “Our business depends on the continuing efforts of our senior management team, local management teams and other key personnel, and our business may be harmed if we lose their services”), the Company depends heavily upon the continuing services of the members of its senior management team, particularly, the Company’s chief executive officer and chief financial officer.  The Company wishes to note that it values and relies on its senior management team members’ leadership skills, business experience and vision, not on their relationships with any vendors, employees or government contacts.

9.                                  We note from your response letter dated September 7, 2012 your descriptions of the contractual rights granted to the board of directors of the WFOE. Please describe what would happen if the VIE shareholders collectively or individually (such as Rubin Li or Xin Jin) disagree with the actions of the board of directors of Xueda Education Group. In this regard, help us understand in substance what the VIE shareholders could do that the board of Xueda Education Group cannot prevent.

The Company believes that by design, the VIE structure effectively prevents the VIE’s shareholders from acting in disagreement with the actions or decisions of the Company.

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In this regard, the Company refers to its response to Prior Comments 33 and 43, where the Company describes:

(i)                                     the exclusive right irrevocably granted by each of the VIE’s shareholders to the WFOE under the Exclusive Purchase Right Contract — this exclusive right enables the WFOE (or the Company, as the Company controls the WFOE through its ownership of the entire equity interest in the WFOE) to unilaterally appoint one or more PRC individuals or entities as nominee shareholders of its choice to replace any of the existing shareholders of the VIE at any time, including at a time any shareholder of the VIE shall disagree with the WFOE or the Company; and

(ii)                                  the power granted by each of the VIE’s shareholders to the WFOE under the Powers of Attorney that enables the WFOE to sign transfer agreements on behalf of the VIE’s shareholders and to enforce the Pledge Agreement and the Exclusive Purchase Right Contract — this power enables the WFOE to unilaterally appoint nominee shareholders to take over the equity interest in the VIE.

However, as discussed on page 14 of Proposed Amendment No. 1 (under the risk factor captioned “Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition”), if the five of the VIE’s shareholders who are also the Company’s directors (i.e., Rubin Li, Xin Jin, Jinbo Yao, Yafei Wang and the director appointed by CDH Xueda Limited) were to disagree with the WFOE or the Company, they could take advantage of the majority seats they hold on the Company’s eight-member Board and make decisions on behalf of the Company which the other directors or shareholders of the Company cannot prevent, such as transfer or sale of the VIE’s significant business or assets, or prevent the WFOE from exercising its purchase right under the Exclusive Purchase Right Contract, the powers granted to it under the Powers of Attorney and other rights under the contractual arrangements against the VIE and its shareholders.  In these situations, also as discussed under the same risk factor, the other directors and shareholders of the Company will have to resort to the laws of the Cayman Islands — which provide that a company’s directors and officers owe a fiduciary duty to such company and requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain — to prevent those shareholders of the VIE who are also the Company’s directors from taking any actions against the Company’s interest.  To receive the remedies for breach of fiduciary duties under the Cayman Islands law, the other directors and shareholders of the Company may have to rely on legal proceedings and face significantly uncertainties as to the outcome of such legal proceedings.

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10.                               Please describe what rights Rubin Li has as the legal representative of the VIE and whether he has any unilateral rights over the significant activities of the VIE.

The rights of the VIE’s legal representative are defined under the VIE’s articles of association, which provides that the legal representative of the VIE is the chairman of the board of the directors who may exercise the following functions and powers: (i) convening and holding shareholders’ meetings; (ii) monitoring the implementation of the resolutions adopted by the shareholders and reporting to the shareholders’ meeting; (iii) signing documents on behalf of the VIE; and (vi) under emergent circumstances, such as war or extreme natural disasters, exercising discretion and disposition rights over the VIE’s affairs, provided that such discretion and disposition shall be in the interests of the VIE and shall be subsequently reported to the shareholders’ meeting.  In addition, at any time deemed necessary, the VIE’s shareholders may appoint the president of the VIE to replace the chairman as the legal representative of the VIE.

Rubin Li, as the legal representative of the VIE, does not have any unilateral rights over any significant activities of the VIE.  As discussed on page 49 of Proposed Amendment No. 1 (in the subsection captioned “Powers of Attorney”) and in the Company’s response to Prior Comments 33 and 38(d), the VIE’s shareholders have granted, under the Powers of Attorney, to the WFOE the power to nominate and appoint the legal representative of the VIE.  With this power, the WFOE has the effective control over the legal representative of the VIE.  In addition, as discussed in the Company’s response to Prior Comments 33 and 35, the Company (through the WFOE’s contractual arrangements with the VIE and its shareholders) controls all significant decisions of the VIE and its subsidiaries and schools through its control over (i) the management team and finance and accounting department of each of the VIE and its subsidiaries and schools, and (ii) the cash collection and expenditure management of the VIE and its subsidiaries and schools.

11.                               We note from your response to comment 3 of our letter dated July 27, 2012 that the VIE established and operates learning centers. Please provide us an accounting analysis that supports the consolidation conclusion of the schools/learning centers into the VIE or the WFOE, including which accounting model has been applied, such as the voting interest entity model, variable interest entity model, lease model, and or asset model as well as the details and judgments of the accounting analysis. We understand from this response that there are two structures you use, which may or may not include an entity. Please describe this analysis for each type of structure.

In response to the Staff’s comment, the Company has prepared a memorandum (the “Consolidation Analysis Memo”) to discuss the basis for the consolidation of the VIE’s schools/learning centers into the financial statements of the Company.  This Consolidation Analysis Memo is attached as Annex I to this response letter.

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12.                               Please tell us other models that were considered and rejected and whether they could result in a non-consolidation accounting conclusion.

The Company refers to paragraphs 30 through 32 of the Consolidation Analysis Memo attached as Annex I to this response letter.

13.                               Please tell us if the schools/learning centers were not consolidated on the VIE’s financial statements, whether the alternative accounting result of accounting for the arrangements would result in a material difference to the financial statements.

Even if the schools/learning centers were not consolidated on the VIE’s financial statements, the Company believes that they would still be consolidated into the Company’s financial statements.  This alternative result of accounting would not result in any difference to the Company’s consolidated financial statements.  To support this position, the Company refers to the Consolidation Analysis Memo attached as Annex I to this response letter, particularly paragraphs 51 through 55, 65 and 66.

14.                               Please provide an analysis of the arrangements, including the terms such as expiration, cancellation provisions, etc., between the VIE and/or WOFE and the government and/or entity that holds the schools and explain an overview of how control and economics work. For example, please ensure the following are addressed:

Relationship between the VIE and its schools

The Company wishes to clarify that, as discussed in the Company’s response to the third bullet point of Prior Comment 3 and shown on the organizational chart on page 47 of Proposed Amendment No. 1, each school of the VIE was established by its “sponsor”, which is either (i) the VIE itself, (ii) one of the three nominees who established three schools on behalf of the VIE under the nominee agreements, as disclosed in the Company’s response to Prior Comment 1, or (iii) one of the VIE’s wholly-owned subsidiaries in China, upon such sponsor’s obtaining of a school permit from the government’s education authorities.  In other words, there is no “entity” other than the VIE itself or one of its nominees or subsidiaries, as the case may be, that holds any school.  As the sole sponsor of each school, the VIE (or one of its nominees or subsidiaries, as the case may be) controls such school through appointing and controlling such school’s decision-making body, i.e., the executive council or the board of directors.

Of the above relationships, the nominee agreements between the VIE and the three individuals are the only “contractual arrangements” that convey the entire sponsorship rights and interests and economic returns in the schools established under the nominee agreements to the VIE.  There are no other contractual arrangements between the VIE and the schools or their sponsors that are not the VIE itself.

The Company refers to the additional discussions in paragraphs 9 through 11 of the Consolidated Analysis Memo attached as Annex I on how the private schools are controlled by their sponsors.

Relationship between the WFOE and the VIE’s school

As discussed in detail on pages 48 and 49 of Proposed Amendment No. 1 (in the subsection captioned “Organizational Structure”) and in the Company’s response to Prior Comments 1, 39 and 45 and paragraph 5(b) of the Consolidation Analysis Memo attached as Annex I, the WFOE provides certain technology consulting and

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management services to the VIE, covering all of the VIE’s schools, under the Exclusive Service Agreement.  In addition, as discussed in the Company’s response to Prior Comment 1 and paragraph 5(c) of the Consolidation Analysis Memo attached as Annex I, the WFOE also has entered into four service agreements with four schools of the VIE as required by local tax authorities, under which the WFOE agrees to provide certain services to these schools that are within the scope of the services to be provided under the Exclusive Service Agreement.  The WFOE also controls all of the VIE’s schools through its control over the VIE.  There is no other arrangement between the WFOE and any of the VIE’s schools.

Relationship between the government and a school

The Company notes that the government’s education authorities are merely the approval authorities.  As such, no governmental authority is involved in any arrangement that enables such government authorities to control, or receive or derive any economic benefit from, any of the VIE’s schools.

a.                                      Please describe whether an entity is involved in the structure and if so what capacity, what type of entity, own owns the entity, purpose and design, etc.

As discussed in the Company’s response to this comment above, each school has a sponsor which is either (i) the VIE itself, (ii) one of the three nominees, or (iii) one of the VIE’s wholly-owned subsidiaries in China.  A private school is not a corporate entity under the PRC Company Law; the action of establishing a private school is referred to as “sponsoring” a school, and the party who establishes the school is referred to as the “sponsor” of the school which holds “sponsorship interest” in such school.  As discussed on pages 38 to 40 of Proposed Amendment No. 1 (in the subsection captioned “Regulations on Private Education”) and in paragraphs 6 through 18 of the Consolidated Analysis Memo attached as Annex I, the economic substance of “sponsorship” of a private school is substantially similar to that of ownership of a corporate entity with respect to legal, regulatory and tax matters.

b.                                      Did the VIE make an upfront contribution to receive the sponsorship agreement, or does the VIE makes payments to the government over time?

Yes, the sponsor of each school, i.e., the VIE or its relevant nominee or subsidiary, as the case may be, is required to make an upfront capital contribution when sponsoring (i.e., establishing) the school.  Such capital contribution is made to the school and is equivalent to the capital contribution required to be made by a shareholder under the PRC Company Law to a corporate entity upon incorporation.  A school sponsor is not required to make any capital contribution or other payments to any government authorities, nor does it receive any “sponsorship agreement” from any government authorities or from the school it sponsors.  A private school does not have a “sponsorship agreement.”  In return of

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the capital contribution to the school, the sponsor receives sponsorship interest in the school (equivalent to the equity interest that a shareholder receives in a corporate entity upon making capital contribution to such entity).  The relationship between a private school and its sponsor is evidenced in the school’s articles of association and school permit issued by the education authorities.

c.                                       Describe the substance of the rights conveyed to the VIE through the contractual arrangements.

As discussed above, the nominee agreements between the VIE and the three individual nominees are the only contractual arrangements between the VIE and school sponsors that are not the VIE itself.  Under these nominee agreements, the nominees conveyed the entire sponsorship rights and interests and economic benefits in the schools established under the nominee agreements to the VIE.  Please refer to its response to Prior Comment 1 for the details of the nominee agreements.

d.                                      Has the service fee between the schools/learning centers and the WFOE been paid or is there an unpaid balance? If there is an unpaid balance, please describe why.

As discussed above, all the services provided by the WFOE to the VIE’s schools/learning centers are within the scope of the services provided under the Exclusive Service Agreement between the WFOE and the VIE.  As discussed on page 49 of Proposed Amendment No. 1 (in the subsection captioned “Exclusive Technology Consulting and Management Services Agreement”) and in the Company’s response to Prior Comment 40, all service fees recognized by the WFOE for those services (including to the VIE’s schools/learning centers) in 2010 and 2011 under the Exclusive Service Agreement had been paid to the WFOE as of June 30, 2012.

e.                                       Describe any barriers or restrictions to the rights or economics conveyed through the contractual arrangements.

As discussed above, the nominee agreements between the VIE and the three individual nominees are the only contractual arrangements between the VIE and school sponsors that are not the VIE itself.  Under these nominee agreements, the nominees conveyed the entire sponsorship rights and interests and economic benefits in the schools established under the nominee agreements to the VIE.  Please refer to its response to Prior Comment 1 for the details of the nominee agreements.  There are no barriers or restrictions to the rights or economic returns conveyed by the nominees to the VIE under the nominee agreements.

15.                               Please describe any legal restrictions that prevent the VIE from receiving economics. We understand that the WFOE has service contracts with the schools/learning centers that are not subject to the “reasonable return” restrictions for sponsorship agreements. We also understand that the VIE has sponsorship agreements with the schools/learning centers that are subject to the “reasonable returns”. Tell us whether there are any other legal restrictions. In addition, address the following:

The Company wishes to clarify that as discussed in the Company’s response to comment 14(b) above, a private school does not have a “sponsorship agreement” and the

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relationship between the VIE’s private schools and the VIE (or one of the VIE’s nominees or subsidiaries, as the case may be) as the sponsor is evidenced in the school’s articles of association and school permit issued by the education authorities, not by a sponsorship agreement.

The VIE (or one of its relevant nominees or wholly-owned subsidiaries, as the case may be), in the capacity of sole sponsor of the relevant school, may receive economics (in the broad sense of this term) from its schools in the following forms: (i) residual properties distributed upon such school’s liquidation; and (ii) economic returns from such school.

Distribution of Residual Properties

To date, there have been no relevant national laws or regulations addressing the distribution of residual properties upon termination and liquidation of a private school.  As analyzed in the Company’s response to Prior Comment 15, the Company and its PRC counsel believe that the residual properties of a private school solely funded by private sponsors without any government or donated funds should be distributed to its sponsors.  However, as a result of the lack of national laws and regulations in China on the distribution of residual properties upon termination and liquidation of a private school, the potential legal restrictions for the VIE to receive economics from its schools in this manner are unclear.

Economic Returns

Under the Law for Promoting Private Education and the PE Implementation Rules, the sponsor of a private school is subject to the following legal restrictions when receiving returns from their schools.

First, there remain uncertainties as to the sponsor’s right to economic returns in a private school.  In the case of RRR schools, the Law for Promoting Private Education and the PE Implementation Rules provide that an RRR school may determine the percentage of the school’s net income that can be distributed as reasonable returns to its sponsor(s) after considering several factors (discussed below).  However, none of the current PRC laws and regulations provides a formula for or clear guidelines on determining what constitutes reasonable returns.  In the case of NRRR schools, none of the current PRC laws or regulations sets forth what rights a sponsor has to economic returns.

Second, the amount of economic returns (if any) to the sponsors are subject to the allocation of development funds.  Each private school (regardless of its status as an RRR school or an NRRR school) is required to allocate at the end of each fiscal year a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment.  In the case of an RRR school, this amount must be at least 25% of the annual net income of the school, if any, as determined in accordance with generally accepted accounting principles in the PRC.  In the case of

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an NRRR school, this amount must be at least 25% of the annual increase in the net assets of the school, if any, as determined in accordance with generally accepted accounting principles in the PRC.

Third, the amount of economic returns to the sponsor(s) of an RRR school is also subject to certain other considerations.  When determining the percentage of the school’s annual net income that can be distributed as reasonable returns, an RRR school needs to take into consideration the following factors: (i) the school’s tuition and fees, (ii) the ratio of the school’s expenses used for educational activities and improvement of the educational conditions to the total tuition and fees collected; and (iii) the admission standards and educational quality.  Certain information relating to the factors discussed above is required to be publicly disclosed before the school may determine the amount of reasonable returns for distribution.  Such information and the decision to distribute reasonable returns are also required to be filed with the approval authorities within 15 days of the board’s decision.

The VIE or its relevant nominees or subsidiaries, in their roles as sponsors of the relevant schools, are subject to these restrictions.  The Company notes that the above discussion has been included on page 15 (under the risk factor captioned “Our VIE and its subsidiaries may be subject to significant limitations on their ability to distribute economic returns of their private tutoring schools or otherwise be materially and adversely affected by changes in PRC laws and regulations”) and on pages 39 and 40 (under “Economic rights” and “Allocation of development funds”) of Proposed Amendment No. 1.

a.                                      Please tell us what impact the “reasonable returns” restrictions for sponsorship agreements have on the accounting analysis.

As discussed in the Consolidation Analysis Memo attached as Annex I, the Company notes that all its private schools are appropriately consolidated in the Company’s consolidated financial statements.  In reaching this conclusion, the Company considered and discussed “reasonable returns” in paragraphs 12, 13, 36, 37 and 53(c) of the Consolidation Analysis Memo attached as Annex I.

b.                                      Please tell us what happens if the school is liquidated, and whether the VIE is legally or contractually restricted in the return it can receive. Explain to us the impact, if any, such a restriction has on the accounting analysis.

Distribution upon Termination/Liquidation

Regardless of whether an RRR school or an NRRR school, the Law for Promoting Private Education provides that upon termination and liquidation of a private school, its properties shall be distributed in the following order: (1) refunding tuition, incidental expenses and other fees received from students; (2) paying outstanding salaries of faculty and staff and outstanding social insurance, if any; and (3) repaying other debts; afterwards, the residual properties shall be

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distributed in accordance with relevant laws and regulations.  However, to date, there have been no relevant national laws or regulations addressing the distribution of residual properties upon termination and liquidation of a private school.  As analyzed in the Company’s response to Prior Comment 15, the Company and its PRC counsel believe that the residual properties of a private school solely funded by private sponsors without any government or donated funds should be distributed to its sponsors.

Assuming that upon liquidation, a private school’s residual properties are indeed distributed to its sponsors as analyzed, the Company notes that such distribution of residual properties (i) would not be subject to any additional legal or contractual restrictions, and (ii) would not be deemed “returns” as such term is used in the context of an RRR school or subject to the requirements for “reasonable returns.”

Impact on Accounting Analysis

As discussed in the Consolidation Analysis Memo attached as Annex I, the Company notes that all its private schools are appropriately consolidated in the Company’s consolidated financial statements.  In reaching this conclusion, the Company considered and discussed the liquidation of schools in paragraphs 15, 40 and 42 of the Consolidation Analysis Memo attached as Annex I.

Risk Factors, page 4

Restrictions on currency exchange may limit our ability to receive and use our..., page 24

16.                               We note your disclosure under this risk factor heading discussing restrictions on currency exchange limitations on your ability to use net income generated in RMB to fund any business activities we may have outside China in the future. In future filings, please revise this risk factor to include a reference to the new rules and restrictions, their purpose and impact on your ability to transfer funds.

The Staff’s comment is noted and the requested additional references and disclosure have been included on pages 22 and 23 (under the risk factor captioned “PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business”) and 42 (in the subsection captioned “Regulation on Foreign Exchange”) of Proposed Amendment No. 1.  The Company will also include the requested reference and discussion in its future filings.

*  *  *  *  *  *

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In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or Proposed Amendment No. 1, please contact me by phone at (+852) 2514-7630 (office) or (+852) 9032-1314 (cell) or by email at lchen@stblaw.com or my colleague Kevin Zhang by phone at (+852) 2514-7610 (office) or (+852) 6396-8173 (cell) or by email at kzhang@stblaw.com.

Very truly yours,

/s/ Leiming Chen
Leiming Chen

cc:                                Xin Jin, Chief Executive Director

Junfeng Gao, Chief Financial Officer

Xueda Education Group

Kevin Zhang

Simpson Thacher & Bartlett

Taylor Lam, Partner

Li Lin, Partner

Deloitte Touche Tohmatsu CPA Ltd.

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ANNEX I

CONSOLIDATION ANALYSIS

I.              INTRODUCTION

I-A                               Structure of operating entities

1.               As disclosed in the Company’s 2011 Form 20-F, the Company, through Xuecheng Century (Beijing) Information Technology Co., Ltd. (“Xuecheng Century”), consolidates Beijing Xueda Information Technology Co., Ltd. ’s (“Xueda Information”) financial results of operations, assets and liabilities into the Company’s consolidated financial statements.  As of December 31, 2011, Xueda Information had 48 subsidiaries and 77 private schools (including 295 learning centers established and operated by these subsidiaries and schools).  These subsidiaries and private schools (including their learning centers) operate under the following structures (please refer to Annex A for a structure chart of the Company and its consolidated entities):

•                  48 subsidiaries established and wholly owned by Xueda Information, of which:

•                  36 subsidiaries directly established and operated 113 learning centers; and

•                  32 subsidiaries sponsored and established 59 private schools which then established and operated 121 learning centers.

(Note: 20 of the 48 subsidiaries both (i) directly established and operated learning centers and (ii) sponsored and established private schools (which then established learning centers).)

•                  15 private schools sponsored and established by Xueda Information — these private schools established and operated 51 learning centers; and

•                  3 private schools established by three individuals on behalf of Xueda Information under nominee agreements between Xueda Information and these three individuals — these private schools established and operated 10 learning centers.

I-B                               Establishment of subsidiaries, schools and learning centers

2.               The 48 subsidiaries were established by Xueda Information as limited liability companies under PRC Company Law.  Xueda Information has registered each subsidiary with the relevant industry and commerce administration authorities of China and funded the registered capital of all these subsidiaries.  Xueda Information owns 100% equity interest in each of these subsidiaries.

3.               As disclosed on page 39 of Proposed Amendment No. 1, entities and individuals who establish private schools are commonly referred to as “sponsors” as opposed to “owners” or “shareholders.”  Accordingly, a sponsor holds “sponsorship interest” in a private school, as opposed to “equity interest” a shareholder holds in a company.  Please refer to paragraphs 6 through 18 for a discussion of private school sponsors’ rights.  To establish a private school, the sponsors shall submit an application form together with certain other required documents, including the proposed articles of association, a list of sponsors and evidence of teaching premises, to obtain (i) an education permit from the local education bureau, which is the primary regulatory authorization required for a school, and (ii) registration certificate from the local civil administration bureau, which can be obtained as a matter of formality.  The sponsors are also required to make an upfront capital contribution to the private school.  The sponsorship interest is evidenced by entering the sponsor’s name into the private school’s articles of association and education permit.  The sponsors are not required to make any payment to any government authorities for sponsoring a private school.  As discussed in the Company’s response to the first bullet point of Prior Comment 3 and shown on the organizational chart on page 47 of Proposed Amendment No. 1, the private schools of the Company are sponsored by (i) Xueda Information, (ii) one of Xueda Information’s wholly owned subsidiaries, or (iii) one of the individuals nominated by Xueda Information.  As explained in greater detail below, Xueda Information is viewed as the owner of each of the private schools which Xueda Information sponsors directly or indirectly, i.e., through one of its wholly-owned subsidiaries.

4.               The Company’s learning centers were established by (i) Xueda Information’s subsidiaries or (ii) one of the private schools.  These learning centers are not separate legal entities, as defined in the Glossary of ASC 810-10-20; rather, they are merely physical operating locations and integral parts of the subsidiaries or private schools that established these learning centers.  These learning centers are not independent legal persons or taxable entities under PRC laws and regulations.  Accordingly students enter into service agreements with Xueda Information’s subsidiaries or private schools, not with these learning centers.  For the above reasons, there is no distinction between learning centers established and operated by Xueda Information’s wholly owned subsidiaries and those established and operated by the private schools.  The financial results of operations, assets and liabilities of a learning center belong to the subsidiary or private school that established such learning center.

I-C                               Agreements entered into amongst the various legal entities within the Company’s structure

5.               As discussed in the Company’s response to Prior Comment 1, the following agreements involve Xuecheng Century, Xueda Information, Xueda Information’s shareholders, Xueda Information’s subsidiaries, certain schools and certain school sponsors:

a.               As disclosed in detail on pages 48 through 50 of Proposed Amendment No.1, Xuecheng Century and Xueda Information or Xueda Information’s shareholders entered into the Exclusive Service Agreement, the Pledge Agreement, the Exclusive Purchase Right Contract and the Powers of Attorney.  As a result of these contractual arrangements, Xuecheng Century has the power to control Xueda Information and the right to receive benefit from Xueda Information, and therefore has appropriately consolidated Xueda Information.

b.              As discussed in the Company’s response to Prior Comment 1, the Exclusive Service Agreement is between Xuecheng Century and Xueda Information.  Even though there are no separate contractual arrangements that directly connect Xueda Information’s private schools and subsidiaries with Xuecheng Century, these private schools and subsidiaries are deemed parties to the Exclusive Service Agreement as analyzed below.  As discussed in paragraphs 9 through 11, Xueda Information has control, through its rights as the sponsor, over the schools it sponsors directly and indirectly (i.e., through its wholly owned subsidiaries or Nominee Holders — as defined below).  In addition, as discussed in paragraph 20, Xueda Information has control over its wholly owned subsidiaries.  Furthermore, as discussed in the Company’s response to Prior Comments 33 and 34, Xuecheng Century has control over Xueda Information.  Given such “chain of command,” the Exclusive Services Agreement is in substance between Xuecheng Century and each of Xueda Information’s private school or wholly-owned subsidiary by extension through Xueda Information.  The private schools and wholly owned subsidiaries would not be able to negotiate pricing for the services or obtain services from another vendor without ultimately obtaining Xuecheng Century’s approval.  In practice, Xuecheng Century directly provides services and charges the private schools and wholly owned subsidiaries (rather than charging Xueda Information) services fees for services provided to them under the Exclusive Service Agreement.

c.               As discussed in the Company’s response to Prior Comment 1, Xuecheng Century entered into ten service agreements with six wholly-owned subsidiaries and four private schools of Xueda Information located in four different cities, under which Xuecheng Century agreed to grant a license for the use of certain computer software and to provide technological support services for 20% of annual net revenue of the subsidiaries or schools.  The fees are subject to adjustments agreed by both parties.  The agreements’ initial terms are five years and can be renewed based on mutual agreement.  To clarify, as discussed in paragraph 5(b), the Exclusive Service Agreement entered into between Xuecheng Century and Xueda Information effectively covers all of Xueda Information’s wholly owned subsidiaries and private schools including the aforementioned six wholly owned subsidiaries and four private schools, and in practice, Xuecheng Century directly charges the subsidiaries and private schools services fees for services provided to them under the Exclusive Service Agreement.  Xuecheng Century does not provide any services that are not within the scope of the services to be provided by it under the Exclusive Service Agreement.  These additional ten service agreements were requested by the local tax authorities in the cities where the subsidiaries or schools are located for the sole purpose of establishing a contract that directly connects Xuecheng Century with each of these subsidiaries and schools, so as to support the service fees recorded and paid by these subsidiaries and schools to Xuecheng

Century for income tax assessment purposes.  The Company does not view these service agreements as evidence of any additional business activities beyond the services provided by Xuecheng Century to Xueda Information and its subsidiaries and private schools under the Exclusive Service Agreement.

d.              As discussed in the Company’s response to Prior Comments 1 and 14 and on pages 47 and 48 of Proposed Amendment No. 1, because of certain policies maintained by certain district-level education authorities in three cities which require that the sponsor of a private school be an individual (not an entity) or be a local individual resident, three private schools (which established and operated 10 learning centers) are held by Rubin Li, chairman of the Company’s board of directors, Xin Jin, the Company’s chief executive officer, and another individual who is a manager of one of Xueda Information’s wholly owned subsidiaries (collectively referred to as the “Nominee Holders”), respectively, on behalf of Xueda Information under three nominee agreements.  These three schools were established with the initial capital provided by Xueda Information in the form of loans made by Xueda Information to the Nominee Holders which are not required to be repaid.  Each of the nominee agreements provides that (i) Xueda Information is the sole beneficiary of the sponsorship interest and any other rights and interests derived from the sponsorship interest, including the rights to the private school’s economic returns and residual properties upon termination and dissolution; (ii) the Nominee Holders will exercise all rights relating to the sponsorship interest at the instruction of Xueda Information and may not take any action without the Xueda Information’s express instruction and consent; (iii) the Nominee Holders will transfer the sponsorship interest of the private school they hold to Xueda Information immediately upon the Xueda Information’s request; and (iv) the nominee agreement will terminate after the Nominee Holders fully transfer the sponsorship interest in the private schools to Xueda Information and complete the approval and registration procedure for such transfer.

I-D                               Ownership and restriction on distribution of school assets to the sponsor of a school 1

6.               As analyzed below, the Company and its PRC counsel believe that under current PRC law, the “sponsorship interest” that a sponsor holds in a private school is, for all practical purpose, substantially equivalent to the “equity interest” a shareholder holds in a company.

1                   Note that this applies to both schools that require reasonable returns (“RRR schools”) and schools that do not require reasonable returns (“NRRR schools”) unless otherwise stated.  All the Company’s private schools had applied for the status of an RRR school.  However, in certain districts or cities, whether to grant the status of an RRR school is at the discretion of the local education authorities.  As disclosed on page 48 of Proposed Amendment No. 1, two schools that were not granted an RRR school status are the only two NRRR schools, which operate severn learning centers and contributed an aggregate of 3.4% of the Company’s consolidated net revenues in 2011.  A private school has the right to amend the school’s articles of association to change itself from an NRRR school to an RRR school, or vice versa.  A change of a school’s articles of association requires the approval of the local education authorities, which approval, for most of locations in China, is perfunctory in nature because there are no limitations or restrictions for a school to elect to be an NRRR or an RRR school.

7.               Under Article 71 of the General Principles of the Civil Law, “property ownership” means the owner’s rights to lawfully possess, utilize, profit from and dispose of the property.  Based on this definition, the Company believes that the sponsorship interest in a private school is substantially equivalent to equity interest that a shareholder holds in a company, because a sponsor has the rights to lawfully (1) possess, (2) utilize, (3) profit from, and (4) dispose of the sponsorship interest in the private school as discussed below.

“Possession”

8.               The Company and its PRC counsel believe that a sponsor “possesses” the sponsorship interest in a private school in the same way as a shareholder of a PRC company “possesses” equity interest in the company.  A shareholder’s “possession” of equity interest in a PRC company is evidenced by the company’s articles of association and corporate records filed with the relevant government authorities, as provided by Articles 25 and 33 of the PRC Company Law.  Similarly, a sponsor’s “possession” of sponsorship interest in a private school is evidenced by the schools’ articles of association and education permit, pursuant to Article 14 of the Implementation Rules for Promoting Private Education.

“Utilization”

9.               A sponsor’s right to “utilize” its sponsorship interest in a private school is supported by PRC laws and regulations that provide the sponsor with the rights to exercise ultimate control over the private school by becoming the member of and controlling the composition of the school’s decision-making body.

10.         Under Article 9 of the Implementation Rules for Promoting Private Education, a private school’s sponsor has the statutory right to appoint the initial director(s) of the school, subject only to the requirement under Article 20 of the Law for Promoting Private Education, which provides that the board of a school should consist of the sponsor or its representative(s), the school principal and school employee representative(s).  In addition, Article 12 and 14 of the Law for Promoting Private Education and Article 9 of the Implementation Rules for Promoting Private Education provide the sponsor with the power to prepare the applicable documents for the establishment of the private school and formulate the school’s initial articles of association in which the procedures governing subsequent changes to the board of directors of the school are stipulated.  Furthermore, Article 21 of the Law for Promoting Private Education and Articles 20 and 21 of the Implementation Rules for Promoting Private Education stipulate that a private school’s board of directors is responsible for making major decisions that affect the school.

11.         By controlling a private school’s board of directors as discussed above, the sponsor possesses ultimate control over decisions concerning the private school’s operations, which, according to Article 21 of the Law for Promoting Private Education, include appointment and dismissal of the school principal, formulation of rules and regulations of the school, adoption of development plans and approval of annual work plans, raising funds for school operations and adoption of budgets and final financial statements, making decisions on the number and compensation of the employees, and making decisions on the division, merger or termination of the school.

“Profiting from”

12.         Under Article 51 of the Law for Promoting Private Education, investors of an RRR school may choose to receive “reasonable returns” after the allocation of no less than 25% of the school’s annual net profit to its development fund as well as the allocation for mandatory expenses as required by applicable laws and regulations.  The decision-making body of the school has the power to determine the amount to be distributed to its sponsors as reasonable returns.  However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.”  In the case of NRRR schools, none of the current PRC laws or regulations sets forth what rights a sponsor has to economic returns. However, the Company believes that the absence of such rights a sponsor has to economic rights does not prevent the sponsor from profiting from the schools as analyzed in paragraph 13.

13.         Regardless of a school’s status as an NRRR school or an RRR school, PRC law does not prohibit a sponsor from profiting from a private school by providing or having its affiliates provide services to the school and charge service fees.  Under Article 35 of the Law for Promoting Private Education, a private school has property rights over the assets accumulated from the school’s operations.  Article 43 of the Law for Promoting Private Education further provides that the Chinese government “supports and encourages” entities to provide services to private schools.  Based on the foregoing, a private school has the legal right to enter into service agreements with any other entities and pay fees as required by the agreements.

14.         Sponsors of a private school may also sell their sponsorship interests in the school, which is similar to shareholders of a company who sell their equity interests in the company.  Under Article 54 of the Law for Promoting Private Education, the change of the sponsor must be initiated by the sponsor.  The consideration to be paid by the new sponsor, as the buyer, to the existing sponsor, as the seller, is determined through negotiations between them, which could provide the existing sponsor with a premium over its initial investment in the school.

15.         Further, as mentioned in the Company’s response to Prior Comment 15, by analogy, the Company and its PRC counsel believe that the principles under the Partnership Enterprise Law and the Company Law both support a conclusion that the residual properties of a private school solely funded by private sponsors without any government or donated funds should be distributed to its sponsors, not to the government, which provides another way for a sponsor to profit from the private school.  The Company and its PRC counsel also believe that this conclusion is in line with the legislative intent of the Law for Promoting Private Education, and reflects the PRC government’s policy of encouraging private investment in the private education sector in China.  Although no national laws or regulations have been promulgated to address the distribution of residual properties upon termination and liquidation of a private school, Hebei province and cities of Chongqing and Nanning in China have adopted local regulations which provide that the residual properties should be distributed to the sponsors of a school solely funded by such sponsors.  The Company and its PRC counsel believe that these local regulations provide further support for the conclusions discussed above.

“Disposal of”

16.         As discussed in paragraph 14, sponsors of a private school may sell their sponsorship interest in the school.  Article 54 of the Law for Promoting Private Education provides that, any proposed change to a private school’s sponsor shall be put forth by the sponsor itself and, after financial settlement and, with the consent of the school’s board of directors or executive council, be submitted to the examination and approval authority for verification and approval.

17.         As the change to a school’s sponsor must be initiated by the sponsor itself, it has control over the negotiation with the prospective buyer and the ultimate transfer of its sponsorship interest in the school.

18.         Based on the foregoing, the Company and its PRC counsel believe that under current PRC law and practice, “sponsorship interest” in a private school is substantially equivalent to “equity interest” in a company.

II.                                     ACCOUNTING ANALYSIS

19.         Based on the accounting analysis performed below, the Company concluded that Xueda Information’s subsidiaries and the private schools established by Xueda Information, Xueda Information’s subsidiaries or Nominee Holders were all appropriately consolidated by the Company.

II-A                           Consolidation of Subsidiaries Wholly Owned by Xueda Information

20.         All of Xueda Information’s 48 wholly owned subsidiaries are separate legal entities in the form of limited liability companies.  They have been consolidated by Xueda Information using the voting interest entity model, because Xueda Information has a controlling financial interest and controls these subsidiaries through its 100% equity interest and voting interest.  In reaching this conclusion, the Company also considered whether or not the subsidiaries would be considered variable interest entities and therefore should be consolidated using the variable interest entity model under the following accounting guidance.

21.         ASC 810-10-15-14 states, in part:

A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:

a.              The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

b.              As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.              The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity;

2.              The obligation to absorb the expected losses of the legal entity; or

3.              The right to receive the expected residual returns of the legal entity.

c.               The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.              The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both; and

2.              Substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

22.         None of the above criteria are met for the subsidiaries of Xueda Information.  The total equity investments at risk of the subsidiaries are sufficient for them to finance their activities.  Xueda Information, as the sole equity owner, possesses 100% voting interests and has the obligation to absorb expected losses and the right to receive the expected residual returns of the subsidiaries.  Accordingly, the subsidiaries are not variable interest entities.

23.         As described in paragraph 5(c) above, six of Xueda Information’s wholly owned subsidiaries have entered into service agreements directly with Xuecheng Century, under which Xuecheng Century agreed to grant a license for the use of certain computer software and to provide technological support services.  The Company considered the economic substance of these agreements and whether the accounting conclusion, as described in paragraph 20 or 22, would change as a result of these service agreements.

24.         The Company notes that these additional service agreements were requested by the local tax authorities in the six cities in China where these six subsidiaries are located, for the sole purpose of establishing a contract that directly connects Xuecheng Century with each of these subsidiaries, so as to support the service fees recorded and paid by these subsidiaries to Xuecheng Century for income tax assessment purposes.

25.         Generally, with exception to the six local tax jurisdictions that these six subsidiaries are subject to, invoices issued by Xuecheng Century to Xueda Information’s subsidiaries and private schools are sufficient to satisfy the related local tax bureau’s request for support of these subsidiaries’ and schools’ deductions of the services fee paid to Xuecheng Century from their taxable income.  However, as the six local tax bureaus specifically requested the six subsidiaries to provide a contract in addition to an invoice to establish a direct link between Xuecheng Century and the related subsidiary, these additional service agreements were entered into between Xuecheng Century and six of Xueda Information’s subsidiaries.

26.         ASC 810-10-15-13A states, in part:

For purposes of applying the Variable Interest Entities Subsections, only substantive terms, transactions, and arrangements, whether contractual or noncontractual, shall be considered. Any term, transaction, or arrangement shall be disregarded when applying the provisions of the Variable Interest Entities Subsections if the term, transaction, or arrangement does not have a substantive effect on any of the following:

a.              A legal entity’s status as a VIE;

b.              A reporting entity’s power over a VIE; or

c.               A reporting entity’s obligation to absorb losses or its right to receive benefits of the legal entity.

27.         As discussed in paragraphs 23 through 25, because the service agreements entered into between Xuecheng Century and six of Xueda Information’s wholly owned subsidiaries were executed for income tax assessment purposes only and did not result in any additional services or value to these subsidiaries beyond the services provided by Xuecheng Century under the Exclusive Service Agreement, the Company believes that the terms of these service agreements are nonsubstantive and have no economic substance.  Xuecheng Century has never enforced, nor does it intend to enforce in the future, the terms of these service agreements.  For example, although the service agreements stipulate that these subsidiaries pay 20% of their net revenues to Xuecheng Century, they were charged service fees, pursuant to the terms of the Exclusive Service Agreement in the same way as for any other subsidiaries, of $1.8 million and $3.7 million, or 6.2% and 10.8% of their collective net revenues, in the years ended December 31, 2010 and 2011, respectively.

28.         The Company notes that there are no terms in these service agreements that affect Xueda Information’s rights as the sole shareholder of these subsidiaries: Xueda Information continues to have (i) the direct ability to make decisions regarding the subsidiaries’ activities, (ii) the obligation to absorb these subsidiaries’ expected losses and (iii) the right to receive their expected residual returns.  After considering all the facts and circumstances, the Company believes that these additional service agreements do not affect the fact that Xueda Information, as the sole holder of 100% equity ownership interest in these subsidiaries, controls these subsidiaries and has the rights to receive economic benefits from them and the obligation to absorb their losses.  Therefore, Xueda Information has appropriately consolidated (as discussed in paragraph 20) these wholly owned subsidiaries.

29.         ASC 810-10-15-8 through 15-10 states, in part:

The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

A majority-owned subsidiary is an entity separate from its parent and may be a variable interest entity (VIE) that is subject to consolidation in accordance with the Variable Interest Entities Subsections of this Subtopic. Therefore, a reporting entity with an explicit or implicit interest in a legal entity within the scope of the Variable Interest Entities Subsections shall follow the guidance in the Variable Interest Entities Subsections.

A reporting entity shall apply consolidation guidance for entities that are not in the scope of the Variable Interest Entities Subsections (see the Variable Interest Entities Subsection of this Section) as follows:

a.              All majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated.

1.              A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner—for instance, if any of the following are present:

i.                 The subsidiary is in legal reorganization;

ii.             The subsidiary is in bankruptcy;

iii.         The subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary;

iv.           In some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder (hereafter referred to as noncontrolling rights). In paragraphs 810-10-25-2 through 25-14, the term noncontrolling shareholder refers to one or more noncontrolling shareholders. Those noncontrolling rights may have little or no impact on the ability of a shareholder with a majority voting interest to control the investee’s operations or assets, or, alternatively, those rights may be so restrictive as to call into question whether control rests with the majority owner; or

v.               Control exists through means other than through ownership of a majority voting interest, for example as described in (b) through (e).

The Company noted that the exceptions in paragraph ASC 810-10-15-10(a)1(i.-v.) do not apply to Xueda Information’s subsidiaries.  Hence, Xueda Information’s wholly owned subsidiaries are appropriately consolidated by Xueda Information in accordance with paragraph ASC 810-10-15-8, as discussed in paragraph 20.

II-B                           Consolidation of Private Schools Sponsored by Xueda Information or Its Subsidiaries

30.         As discussed in paragraphs 6 through 18, the Company believes that sponsorship interests in a private school are substantially equivalent to equity interests in a company. However, the Company recognized that there may be an alternative view that sponsorship interests, although substantially equivalent to equity interests, may not qualify as equity interests under the accounting principles generally accepted in the United States of America (“US GAAP”).  If one were to take the view that sponsorship interests were not considered to be the same as equity interests, the private schools would not have sufficient equity investment at risk and would therefore qualify as variable interest entities under ASC 810-10-15-14(a) included in paragraph 21. Based on the variable interest entity model analysis, arguments could be made to support that either intermediate subsidiary, Xueda Information (the sponsors of the schools) or Xuecheng Century, could be the primary beneficiary of the schools under ASC 810-10.  Given the fact that each intermediate subsidiary is appropriately consolidated by the Company and neither of them issues standalone financial statements, the schools would ultimately be appropriately consolidated by the Company under either argument, resulting in no accounting difference.  In this regard, there is no distinction between a private school sponsored directly by Xueda Information or a private school sponsored by Xueda Information’s wholly owned subsidiaries.  Accordingly, the following accounting analysis makes no distinction among the sponsors of private schools.

31.         The Company has also evaluated whether it would reach a different consolidation conclusion if it concluded that the private schools represented voting interest entities. Under the voting interest entity model analysis, the private schools would be appropriately consolidated by their sponsors (Xueda Information or Xueda Information’s subsidiaries), and ultimately by the Company.

32.         The Company considered but ultimately rejected evaluating its involvement with the private schools under the leasing literature, noting that given its conclusions that the schools would be appropriately consolidated by the Company under either the variable interest entity or voting interest entity model, and because it does not issue standalone financial statements for any intermediate subsidiary, any lease that may have been identified would be eliminated in consolidation.

II-B-1     Variable Interest Entity Model Analysis 2

Consideration of Appropriate Consolidation Model — Application of Scope Exceptions

Business scope exception — ASC 810-10-15-17(d)

33.         ASC 810-10-15-17(d) states, in part:

A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist:

1.              The reporting entity, its related parties or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee;

2.              The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties;

3.              The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity; or

4.              The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

34.         The private schools are operated and managed for the purpose of providing economic returns to their sponsors, and therefore meet the definition of a business in the Glossary of ASC 810-10-20.  However, each private school was established and designed so that all of its activities are conducted on behalf of its sponsor (Xueda Information or one of its subsidiaries) and ultimately, Xuecheng Century and the Company (through the contractual arrangements between Xuecheng Century and Xueda Information and its shareholders).  Therefore, the Company has concluded that the private schools do not qualify for the business scope exception because the condition in ASC 810-10-15-17(d) (2) is present.

2                   This analysis was performed after the adoption of ASC 810 as amended by ASU 2009-17.  For periods prior to the adoption, the identification of a primary beneficiary relied primarily on exposure to a VIE’s expected losses and/or expected residual returns (as opposed to the power based model contained in ASC 810 as amended by ASU 2009-17).  In addition, unlike ASC 810 as amended by ASU 2009-17, which instructs preparers to ignore related party relationships if one member of the related party group, on its own, has the characteristics of a primary beneficiary, ASC 810 prior to its amendment by ASU 2009-17 required consideration of the four characteristics described under ASC 810-10-25-44 for the purpose of identifying the primary beneficiary when a related party group exists.  For the same reasons articulated in paragraphs 46 and 47, the sponsored private schools would be considered variable interest entities in the periods prior to the adoption of ASC 810 as amended by ASU 2009-17.  In addition, the analysis of the provisions in ASC 810-10-25-44 that is performed in paragraph 53 would be applicable in this time period as well.  Consequently, the Company has concluded that under the variable interest entity model, in the periods prior to the adoption of ASC 810 as amended by ASU 2009-17, Xuecheng Century should also consolidate the private schools.

Not-for-profit entities (NFPs) scope exception — ASC 810-10-15-17(a)

35.         ASC 810-10-15-17(a) states that:

Not-for-profit entities (NFPs) are not subject to the Variable Interest Entities Subsections, except that they may be related parties for purposes of applying paragraphs 810-10-25-42 through 25-44. In addition, if an NFP is used by business reporting entities in a manner similar to a VIE in an effort to circumvent the provisions of the Variable Interest Entities Subsections, that NFP shall be subject to the guidance in the Variable Interest Entities Subsections.

The definition of a not-for-profit entity in ASC 958-10-20 states, in part:

An entity that possesses the following characteristics, in varying degrees, that distinguish it from a business entity:

a.              Contributions of significant amounts of resources from resource providers that do not expect commensurate or proportionate pecuniary return;

b.              Operating purposes other than to provide goods or services at a profit; and

c.               Absence of ownership interests like those of business entities.

Entities that clearly fall outside this definition include the following:

a.              All investor-owned entities; and

b.              Entities that provide dividends, lower costs, or other economic benefits directly or proportionately to their owners, members, or participants, such as mutual insurance entities, credit unions, farm and rural electric cooperatives and employee benefit plans.

36.         The private schools do not meet the definition of NFPs, as defined under ASC 958-10-20, because they do not possess any of the three characteristics of a not-for-profit entity.  These schools were capitalized with the intention and expectation that they provide tutoring services and generate returns — in the form of distributions and/or fees under the Exclusive Service Agreement — for their sponsors, the amounts of which was expected to be a “commensurate or proportionate pecuniary return.”  Additionally, in contemplation and as a result of the contractual arrangements between Xuecheng Century and Xueda Information, these returns were designed to be passed on from Xueda Information or its subsidiaries, as the sole sponsors of the private schools, to Xuecheng Century in the form of service fees pursuant to the terms of the Exclusive Service Agreement.  Lastly, for reasons discussed in paragraphs 6 through 18, the sponsors have the right to profit from the schools and the sponsorship interests are substantially equivalent to equity interests.

37.         As discussed in paragraph 12, there may be restrictions for an NRRR school to distribute economic returns to its sponsors.  These restrictions would cause an NRRR school to lack ownership interests, which would mean such schools would possess one of the characteristics of an NFP, and thus may be scoped outside of the VIE literature.

However, as acknowledged by ASC 958-10-20, an NFP possesses the three characteristics in varying degrees, which means that the absence of one of the three characteristics of an NFP would not in and of itself indicate that an entity should be treated as an NFP for accounting purposes.  This is confirmed by ASC 958-10-15-4, which addresses the scope of ASC Topic 958, Not for Profit Entities, and states that NFPs have the characteristics in criteria (a), (b) and (c) of the definition of not-for-profit entity in varying degrees.  In addition, as stated in paragraphs 13, although an NRRR school may not distribute profits, there are no restrictions on the ability of the sponsors to benefit from the economic performance of such NRRR school via service fees under service agreements.  Furthermore, as discussed in paragraph 14, there are no restrictions on the sponsors’ ability to benefit from the appreciation of such school’s fair value when transferring their sponsorship interest to third parties at negotiated prices.  Hence, the Company concluded that an NRRR school’s potential inability to distribute profits does not cause these schools to be considered not-for-profit entities.

38.         Consequently, the private schools,  regardless of their status as RRR schools or NRRR schools, are not NFP entities and thus are not precluded from the scope of the VIE accounting framework.

Government Entity Scope Exception — ASC 810-10-15-12(e)

39.         ASC 810-10-15-12(e) states:

A reporting entity shall not consolidate a governmental organization and shall not consolidate a financing entity established by a governmental organization unless the financing entity meets both of the following conditions:

a.              Is not a governmental organization; and

b.              Is used by the business entity in a manner similar to a [variable interest entity] (VIE) in an effort to circumvent the provisions of the Variable Interest Entities Subsections.

Paragraph 1.01 of the AICPA Audit and Accounting Guide Audits of States and Local Government Unites (Non-GASB 34 Edition) defines governmental organizations as follows:

Public corporations and bodies corporate and politic are governmental entities. Other entities are governmental entities if they have one or more of the following characteristics:

•                  Popular election of officers or appointment ( or approval) of a controlling majority of the members of the organization’s governing body by officials of one or more state or local government;

•                  The potential for unilateral discussion by a government with the net assets reverting to government [without compensation by that government]; or

•                  The power to enact and enforce a tax levy.

Furthermore, entities are presumed to be governmental entities if they have the ability to directly (rather than through a state or municipal authority) issue debt that pays interest exempt from federal taxation.  However, entities possessing only that ability (to issue tax-exempt debt) and none of the other governmental characteristics may rebut the presumption that they are governmental if the determination is made with compelling, relevant evidence.

Paragraph 3 of the GASB staff paper Applicability of GASB Standards lists certain additional characteristics that may indicate an entity is a governmental organization, including the following:

•                  Legal decisions that provide the entity with privileges or responsibilities of government;

•                  Classification as government by the U.S. Bureau of Census;

•                  Evidence of managerial control by a governmental entity (e.g., ability to designate day-to-day operating management, imposition by statute of day-to-day requirements.);

•                  Possession of other sovereign powers;

•                  Exemption of income from federal taxation through revenue rulings based on governmental character of the entity; and

•                  If acquired rather than created by a government, the purpose of the acquisition and its expected permanence.

40.         The Company considered the above characteristics and concluded that the private schools do not meet the definition of governmental organizations and are not financing entities established by any governmental organization.  The private schools were established, and their initial capital was provided, by Xueda Information (directly or indirectly through one of its wholly owned subsidiaries) as the sponsors of such private schools.  As discussed in paragraphs 9 through 11, the sponsors of the schools, as opposed to a governmental agency, has the right to “utilize” and exercise control over the business and affairs of the schools.  In addition, as discussed in paragraph 15, upon the liquidation of the schools, the net assets of the schools will not become state-owned property.  Further, the schools do not have the power to enact and enforce a tax levy.  Accordingly, the private schools are not governmental entities and thus are not precluded from the scope of the VIE accounting framework.

41.         As the sponsored private schools do not meet any scope exceptions set forth in ASC 810-10-15-12 or ASC 810-10-15-17, they are within the scope of the VIE accounting framework.

Consideration of the Variable Interests in the Private Schools

42.         The Glossary in ASC 810-10-20 defines variable interest and states, in part;

The investments or other interests that will absorb portions of a variable interest entity’s (VIE’s) expected losses or receive portions of the entity’s expected residual returns are called variable interests.  Variable interests in a VIE are contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE’s net assets exclusive of variable interests.

As discussed in paragraphs 6 through 18, the sponsorship interest in a private school legally entitles Xueda Information or its subsidiaries, in their capacity as sponsors, to (1) receive profits from such sponsorship interest, (2) sell their sponsorship interest to other parties prior to liquidation and (3) be exposed to the potential loss of the invested capital if the school is liquidated and the net assets of the school are insufficient to repay the invested capital.  Accordingly, the Company concluded that such sponsorship interests would be considered variable interests in the private schools.

43.         As discussed in paragraph 5(b), although the Exclusive Service Agreement is between Xuecheng Century and Xueda Information, given the “chain of command,” the Exclusive Services Agreement is in substance between Xuecheng Century and each private school by extension through Xueda Information.  As discussed in the Company’s response to Prior Comment 41, the Company concluded that the service fees paid by the private schools are not commensurate with the level of efforts required (by Xuecheng Century) to provide these services.  Therefore, the service fees would not meet the condition specified in ASC 810-10-55-34a (prior to its amendment by ASC 2009-17) or ASC 810-10-55-37a (prior and/or subsequent to its amendment by ASU 2009-17), and consequently the Exclusive Service Agreement that gives rise to such fees would be considered variable interests under the guidance applicable for evaluating fees paid to a counterparty whether the counterparty (i.e. Xuecheng Century) is considered a service provider or a decision maker.  Consequently, Xuecheng Century has a variable interest in the schools3.

44.         As described in paragraph 5(c), Xuecheng Century entered into additional service agreements with four private schools, under which Xuecheng Century agreed to grant a license for the use of certain computer software and to provide technological support services for 20% of annual net revenue of the schools.  For the same reasons as discussed in paragraphs 26 through 28, the Company concluded that these services agreements are non-substantive contracts and should be disregarded when applying the accounting guidance with respect to variable interest entities.  Accordingly, the service

3 The Company acknowledges that an alternative view could be made that the fees charged under the Exclusive Service Agreement do not represent variable interests in the private schools given the agreement is between Xuecheng Century and Xueda Information.  Accordingly the sponsorship interests would be the only variable interests in the private schools and Xueda Information would be deemed the primary beneficiary for the reasons discussed in paragraph 50.  However, for the reasons discussed in paragraph 5(a), the Company appropriately consolidates Xueda Information through Xuecheng Century.  Therefore, although the Company recognizes that the “chain of consolidation” would be different if you were to conclude the fees charged under the Exclusive Service Agreement were not variable interests, (Xueda Information would consolidate the private schools rather than Xuecheng Century) the end accounting result would be the same given the Company consolidates Xueda Information and Xuecheng Century.

fees stipulated in these service agreements are not considered variable interests in the four private schools.  The Company acknowledges that an alternative view would be that these contracts do represent variable interests.  ASC 810-10-55-37 states in part,

Fees paid to a legal entity’s decision maker(s) or service provider(s) are not variable interests if all of the following conditions are met:

a. …

b. …

c. The decision maker or service provider does not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns.

In accordance with ASC 810-10-55-37(c), given that Xuecheng Century holds variable interests in the private schools through the Exclusive Service Agreement, the four agreements would qualify as variable interests in the private schools.  The analysis for determining the primary beneficiary would not be affected if these four agreements were determined to be additional variable interests.

45.         No other significant variable interests in the private schools have been identified.

Consideration of Whether the Private Schools are Variable Interest Entities

46.         If sponsorship interests are not considered to be equity interests under US GAAP, the private schools would lack any legal form of equity.  Accordingly the private schools would have no equity investment at risk which would in turn make them variable interest entities according to ASC 810-10-15-14(a) (included in paragraph 21).

47.         Alternatively, the private schools would also be considered to be variable interests as they meet the condition set out in ASC 810-10-15-14(c). Substantially all the activities of the private schools involve or are performed on behalf of Xuecheng Century and Xueda Information, both of which are appropriately consolidated by the Company.  As affiliates under common control, Xuecheng Century and Xueda Information would be considered related parties.  Because substantially all of the activities of the private schools are conducted on behalf of the related party group comprised of Xuecheng Century and Xueda Information, the condition in ASC 810-10-15-14c(2) is met.  In addition, Xuecheng Century does not have any direct voting rights in the private schools, but, through the Exclusive Service Agreements, it possesses the right to receive a significant portion of the expected residual returns of the private schools and the obligation to absorb the expected losses, which indicates that Xuecheng Century has disproportionately few voting rights with regards to the private schools.  Accordingly, the Company has concluded that the condition in ASC

810-10-15-14c(1) is also present, and the private schools are variable interest entities pursuant to the guidance in ASC 810-10-15-14c.

Identification of the Primary Beneficiary of the Private Schools

48.         ASC 810-10-25-38A provides the following guidance for accessing whether or not an entity is the primary beneficiary:

A reporting entity with a variable interest in a VIE shall access whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interests and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.              The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b.              The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights

Only one reporting entity, if any, is expected to be identified as the primary beneficiary of a VIE. Although more than one reporting entity could have the characteristic in (b) of the paragraph, only one reporting entity if any, will have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

49.         ASC 810-10-25-44 provides the following guidance for assessing situations in which a de facto agent or related party also holds variable interest in a variable interest entity:

In situation s in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity and its related parties (including the de facto agents described in the preceding paragraph) have those characteristics, then the party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on and analysis of all relevant facts and circumstances, including all of the following:

a.              The existence of a principal-agency relationship between parties and related party group;

b.              The relationship and significance of the activities of the VIE to the various parties within the related party group;

c.               A party’s exposure to the variability associated within the anticipated economic performance of the VIE; and

d.              The design of the VIE.

50.         If the Company follows the chain of command in the analysis, the power to direct the activities of the private schools is held by the sponsors.  As discussed in paragraphs 9 through 11, the sponsorship interest in the private schools enables the sponsor to control the schools’ executive council or board of directors and activities. In addition, the sponsors have the obligation to absorb all the expected losses and the right to receive the residual benefits (as discussed in paragraphs 12 through 17).  Accordingly, following the guidance in ASC 810-10-25-38A, the sponsors of the private schools would be considered the primary beneficiaries of the private schools, and should therefore consolidate the private schools’ financial results of operations, assets and liabilities.

51.         However, in consideration of the contractual arrangements entered into by and among Xueda Information, Xueda Information’s shareholders and Xuecheng Century described in paragraph 5(a), Xuecheng Century can effectively control Xueda Information’s shareholders (through the Powers of Attorney).  As such, the rights that accrue to Xueda Information or its wholly owned subsidiaries as the sponsors of the private schools effectively accrue to Xuecheng Century.

52.         As disclosed in Note 1 to the Company’s consolidated financial statements included on the Company’s 2011 20-F, Xueda Information, as the variable interest entity of Xuecheng Century, is appropriately consolidated by Xuecheng Century; and Xuecheng Century, as the wholly owned subsidiary of the Company, has been appropriately consolidated by the Company.  Accordingly, all such entities are entities under the Company’s common control and are members of a related party group.  As a reporting entity may move power and economics around within the group under its control in order to direct the consolidation of an entity towards an intermediate subsidiary of its choice, the Company further analyzed, in accordance with ASC 810-10-25-44, each party’s involvement with the private schools to identify the party within the related party group that is most closely associated with the private schools.

53.         After considering all the relevant facts and circumstances, the Company has concluded that Xuecheng Century is the party within the related party group that is most closely associated with the schools for the following reasons:

(a)          The existence of a principal-agency relationship between parties within the related party group

Xueda Information’s rights as a sponsor of the schools effectively accrue to Xuecheng Century based on the terms of the contractual arrangements between

Xueda Information, Xueda Information’s shareholders and Xuecheng Century.  The shareholders of Xueda Information executed the Powers of Attorney to grant Xuecheng Century the power to exercise their rights as shareholders of Xueda Information.  Accordingly, this would indicate that Xueda Information is acting as an agent of Xuecheng Century and, as such, is an indicator that points towards Xuecheng Century being the most closely associated with the private schools.

(b)         The relationship and significance of the activities of the VIE to the various parties within the related party group

The contractual arrangements between the shareholders of Xueda Information, Xueda Information and Xuecheng Century provide Xuecheng Century with control over Xueda Information, including the power to make decisions regarding the activities that most significantly affect the private schools’ economic performance.  As discussed in the Company’s response to Prior Comments 32, 33 and 34, these activities include developing content of tutoring services, hiring and conducting performance evaluations of teachers, managing student enrollment, marketing and recruiting students, and establishing the pricing of the tutoring services.  Although the day-to-day activities are performed by the private schools’ sponsors, the sponsors effectively carry out the aforementioned decisions under the instruction and for the benefit of Xuecheng Century.  The Company believes that this power to make decisions that most significantly affect the private schools’ economic performance is an indicator that points towards Xuecheng Century being the most closely associated with the schools.

(c)          A party’s exposure to the expected losses of the VIE

By design, Xueda Information was expected to establish and operate subsidiaries and schools to generate economic benefits, which Xuecheng Century would be entitled to receive via service fees pursuant to the Exclusive Service Agreement.  Xuecheng Century directly charges Xueda Information’s subsidiaries or private schools and there are no restrictions as to the amount (minimum or maximum) of fees Xuecheng Century can charge the subsidiaries or private schools (regardless of whether they are RRR or NRRR schools).  Consequently, notwithstanding the fact that Xueda Information or its subsidiaries continues to have exposure to actual losses of the private schools to the extent of their invested capital balance, the Company has concluded that by design, Xuecheng Century, through the Exclusive Service Agreement, will absorb substantially all of the expected losses and expected residual returns of the private schools. Accordingly, the Company believes that this exposure is another indicator that points towards Xuecheng Century as being the most closely associated with the schools.

(d)         The design of the VIE

As noted in discussion of factor (c) above, the schools were designed to operate the tutoring business and generate economic benefits for Xuecheng Century.  In addition, Xuecheng Century exercises control over the schools through (i) the power granted to it under the Powers of Attorney executed by Xueda Information’s shareholders and (ii) the kick out right against Xueda Information’s shareholders.  The Company believes that this design is another indicator that points towards Xuecheng Century as being the most closely associated with the schools.

54.         Based upon the consideration of the indicators under ASC 810-10-25-44 as discussed in paragraph 53, the Company has concluded that Xuecheng Century is the member of the related party group that is most closely associated with the schools.  Accordingly, under this approach, Xuecheng Century is considered the primary beneficiary and should consolidate the private schools pursuant to ASC 810-10-25-44.

55.         Although the Company observes that the “chain of consolidation” under the ASC 810-10-25-38A approach and under the ASC 810-10-25-44 common control approach described above may be different, the end results under both approaches are the same.  Under either approach, the schools would be appropriately consolidated by the Company, as the intermediary parent under either approach (the sponsors of schools, Xueda information or Xueda Information’s subsidiaries under the pure ASC 810-10-25-38A approach, or Xuecheng Century under the ASC 810-10-25-44 common control approach) would continue to be appropriately consolidated by the Company.

II-B-2                Consideration of Other Consolidation Models

Voting Interest Model Analysis

56.         As discussed in paragraphs 6 through 18, the sponsorship in the schools held by Xueda Information or its subsidiaries as sponsors is substantially equivalent to equity ownership and provides the sponsors with direct voting control.  If it was concluded the schools were voting interest entities, the sponsors, who are the holders of a 100% ownership interest that have the ability to make major decisions affecting the schools, would appropriately consolidated the schools under the voting interest entity model.  In reaching this conclusion, the Company noted that the exceptions in paragraph ASC 810-10-15-10(a) 1(i.-v.) included in paragraph 29 do not apply to the private schools.  Hence, the schools should be consolidated by their sponsors under paragraph ASC 810-10-15-8.  Xueda Information is a VIE and has been appropriately consolidated by Xuecheng Century, and Xuecheng Century, as the wholly owned subsidiary of the Company, has been appropriately consolidated by the Company.  Accordingly, under the voting interest entity model, the Company has concluded that the private schools would be appropriately consolidated by the Company.

Other Models

57.         The Company considered, but ultimately rejected, the application of the leasing model to the sponsored private schools because none of Xuecheng Century, Xueda Information or its subsidiaries or the sponsored private schools issues any standalone financial statements.  Accordingly, if a lease were to exist as a result of any contractual arrangements among the aforementioned entities, such leases would be eliminated in the consolidated financial statements of the Company.

II-C                           Consolidation of Private Schools Held Under Nominee Agreements

58.         As described in paragraph 5(d), three private schools (which established and operated 10 learning centers) are held by three individuals on behalf of Xueda Information under nominee agreements between Xueda Information and these three individuals. Based on the following analysis, the Company has concluded that these three schools are variable interest entities and are appropriately consolidated by the Company. Similar to the conclusion reached in paragraph 55, although the Company observes that the “chain of consolidation” under the two different approaches in determining the primary beneficiary may be different, the end results would be the same.

Variable Interest Entity Consolidation Analysis

Application of Scope Exceptions

59.         These three private schools are within the scope of the VIE accounting framework because, as discussed in paragraphs 33 and 34, in accordance with ASC 810-10-15-17(d) the three private schools were designed so that all of its activities are conducted on behalf of Xueda Information (through the nominee agreements), ultimately Xuecheng Century and the Company.  Additionally, these three schools do not meet any of the scope exceptions set forth in ASC 810-10-15-12 and ASC 810-10-15-17, for the same reasons as discussed in paragraphs 35 through 41.

Consideration of the Variable Interests in the Private Schools Held Under Nominee Agreements

60.         The nominee agreements were designed to allow Xueda Information to enjoy the sponsorship interest as if it were the sole sponsor of the three private schools.  Accordingly, Xueda Information’s interest under the nominee agreements is a variable interest in the three private schools.

61.         Additionally, as discussed in paragraph 43, the service fees charged by Xuecheng Century are also variable interests in the three private schools.

62.         No other significant variable interests in the schools have been identified.

Consideration of Whether the Private Schools Held Under Nominee Agreements are Variable Interest Entities

63.         Regardless of whether sponsorship is considered to be the same as equity interest or not, the terms of the nominee agreement would make the three private schools variable interest entities.  As noted in paragraph 5(d), the nominee agreements prohibit the Nominee Holders, in their capacity as the private schools’ sponsors, from making any decision affecting the three private schools without the permission of Xueda Information.  Under the terms of the nominee agreements, the Nominee Holders have essentially relinquished all their rights as sponsors of the schools to Xueda Information.  Accordingly, (i) the ability to control the activities of the private schools through the control over their executive council or board of directors, (ii) the exposure to the risk of loss of the initial capital invested if the residual returns upon liquidation of these schools are insufficient to repay Xueda Information’s invested capital and (iii) the ability to sell or transfer to sponsorship interests all effectively accrue to Xueda Information.  Xueda Information doesn’t directly possess sponsorship interest in these three private schools, but it has the ability to exercise rights as if it did, and Xueda Information would be entitled, pursuant to the terms of the nominee agreements, to a disproportional obligation to absorb all the expected losses and the right to receive all the expected residual returns of the schools.  Additionally, as noted in paragraph 59, all the activities of these three private schools were designed to be conducted on behalf of entities that hold no form of interest in the three private schools.  Accordingly, the schools are variable interest entities according to the criteria set forth in ASC 810-10-15-14(c).

Identification of the Primary Beneficiary of the Private Schools Held Under Nominee Agreements

64.         As the nominee agreements legally transfer all rights associated with the sponsorship interest in these three private schools from the Nominee Holders to Xueda Information, for the same reasons as discussed in paragraph 50, Xueda Information would be considered the primary beneficiaries of these three private schools under the pure ASC 810-10-25-38A approach.

65.         However, for reasons similar to those discussed in paragraph 52, in consideration of the terms of all outstanding agreements (between Xuecheng Century and Xueda Information, and between Xueda Information and the Nominee Holders) and the relationships between the Company, Xuecheng Century, Xueda Information, the three private schools and the three Nominee Holders, all the aforementioned parties would collectively be considered related parties and be part of the same related party group.  The addition of the three Nominee Holders in the related party group does not impact the primary beneficiary analysis for the private schools as each indicator, as analyzed in paragraph 53, still points to Xuecheng Century as the entity most closely associated with these three private schools.

66.         Similar to the conclusion reached in paragraph 55, although the Company observes that the “chain of consolidation” under the two different approaches described above may be different, the end results are the same.  These schools are appropriately consolidated by the Company as the intermediary parent (Xuecheng Century or Xueda Information) would continue to be appropriately consolidated by the Company.

Annex A